UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Exide Technologies
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   302051 20 6
                                 (CUSIP Number)

                                  June 28, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSONS    Arklow Capital, LLC I.R.S.
      INDENTIFICATION NO. OF ABOVE PERSON (entities only)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) X

3.    SEC USE ONLY

4.    SOURCE OF FUNDS:  WC

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR2(e)                                                       |_|

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.    SOLE VOTING POWER

      1,588,892*

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      1,588,892*

10.   SHARED DISPOSITIVE POWER

      0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,588,892*

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) |_|

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.4%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IA

* Includes 639,600 shares of Common Stock that the reporting person has the right to acquire within sixty (60) days of June 28, 2006 upon the exercise of warrants.

Item 1. Security and Issuer

      This statement relates to the common stock, par value of $0.01 per share (the "Common Stock"), of Exide Technologies (the "Company"). The principal executive offices of the Company are located at 13000 Deerfield Parkway, Building 200, Alpharetta, Georgia 30004.

Item 2. Identity and Background

      This statement is filed by Arklow Capital, LLC (the "Reporting Person"), a limited liability company organized under the laws of the State of Delaware. The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940. The principal office of the Reporting Person is located at 237 Park Avenue, Suite 900, New York, N.Y. 10017.

      The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

      The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, could have subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibited or mandated activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      The Reporting Person used funds from working capital for purposes of effecting investment transactions.

Item 4. Purpose of Transaction

      The Reporting Person acquired the shares of Common Stock for investment purposes. The Reporting Person may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Person with respect to the Company, it should be noted that the possible activities of the Reporting Person are subject to change at any time. The Reporting Person does not, at the present time, have any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person beneficially owns 1,588,892 shares of Common Stock, including 639,600 shares of Common Stock the Reporting Person has the right to acquire within 60 days of June 28, 2006 through the exercise of warrants to acquire Common Stock. The number of shares the Reporting Person beneficially owns represents approximately 6.4 percent of the outstanding shares of Common Stock, based upon 24,551,008 shares of Common Stock outstanding as of June 23, 2006 as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006.

      (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of these shares.

      (c) The Reporting Person has not effected any transactions in the Common Stock of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      As provided under the standby purchase agreement (the "Standby Purchase Agreement") entered into by and among the Reporting Person, Tontine Capital Partners, L.P. ("TCP"), Legg Mason Investment Trust, Inc. ("Legg Mason" and, collectively with the Reporting Person and TCP, the "Holders") and the Company, dated as of June 28, 2006, the Holders will participate in a rights offering whereby the Company's stockholders will receive rights to purchase shares of Common Stock (the "Rights Offering"). To the extent that shares are not purchased by the Company's stockholders under the Rights Offering (the "Unsubscribed Shares"), the Holders agree to purchase from the Company any and all Unsubscribed Shares, in percentages as determined under the Standby Purchase Agreement. TCP and Legg Mason have also agreed to purchase additional shares of Common Stock from the Company for an aggregate price of $50 million at the Rights Offering subscription price per share. If the closing of the Rights Offering does not occur, TCP and Legg Mason shall have the option to purchase shares of Common Stock from the Company.

      Pursuant to the Standby Purchase Agreement, and upon its closing, the Holders will enter into a Registration Rights Agreement with the Company (the "Registration Rights Agreement"). The registration rights granted under the Registration Rights Agreement terminate with respect to any Holder when such Holder ceases to own any Registrable Securities (as defined in the Registration Rights Agreement). The foregoing summary of the Standby Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1, which is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits

      1. Standby Purchase Agreement, dated June 28, 2006, by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital, LLC and the Company, including as Annex B thereto, the Form of Registration Rights Agreement to be entered into by and among Tontine Capital Partners, L.P., Legg Mason Investment Trust, Inc., Arklow Capital, LLC and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 29, 2006).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          July 7, 2006

                                          /s/ Brian O'Donoghue

                                          Brian O'Donoghue
                                          Managing Director, Arklow Capital, LLC